Exhibit 99.6

Wipro Limited

Results for the Quarter ended September 30, 2019

Operating Metrics Pertaining to IT Services Segment

A. IT Services

		FY 19-20		FY 18-19
		Q2	Q1	FY	Q4	Q3	Q2	Q1
	IT services Revenues ($Mn)	2,048.9	2,038.8	8,120.3	2,075.5	2,046.5	2,009.5	1,988.8
	Sequential Growth Note 1	0.5%	-1.3%	3.8%	1.4%	1.8%	2.2%	-1.5%
	Sequential Growth in Constant Currency Note 1&2	1.1%	-0.7%	5.4%	1.0%	2.4%	3.0%	0.2%
	Operating Margin % Note 3	18.1%	18.4%	17.9%	19.0%	19.8%	15.0%	17.6%

Service Line Mix	Practices
	Digital Operations and Platforms	14.7%	14.7%	13.7%	14.9%	14.7%	12.9%	12.4%
	Cloud and Infrastructure Services	25.7%	25.7%	25.5%	25.2%	25.0%	25.6%	26.3%
	Data, Analytics and AI	7.3%	7.4%	7.2%	7.2%	7.2%	7.5%	6.9%
	Modern Application Services	44.8%	44.6%	45.9%	45.1%	45.6%	46.3%	46.7%
	Industrial & Engineering Services	7.5%	7.6%	7.7%	7.6%	7.5%	7.7%	7.7%

SBU Mix	Strategic Business Units
	Banking, Financial Services and Insurance	31.3%	31.6%	30.9%	31.5%	31.4%	30.5%	29.8%
	Communications	5.7%	5.9%	5.7%	5.7%	5.8%	5.8%	5.7%
	Consumer Business Unit	16.0%	15.6%	15.7%	16.2%	15.6%	15.7%	15.3%
	Energy, Natural Resources and Utilities	12.9%	12.8%	12.8%	12.8%	13.0%	12.8%	12.7%
	Health	13.0%	13.2%	13.2%	13.2%	13.1%	13.0%	13.6%
	Manufacturing	8.1%	7.9%	8.2%	8.0%	8.1%	8.3%	8.4%
	Technology	13.0%	13.0%	13.5%	12.6%	13.0%	13.9%	14.5%

Geography Mix	Geography
	Americas	59.6%	58.7%	56.8%	58.2%	57.1%	56.1%	56.0%
	Europe	23.5%	24.6%	25.5%	24.6%	25.5%	25.7%	26.1%
	Rest of the World	16.9%	16.7%	17.7%	17.2%	17.4%	18.2%	17.9%

Guidance	Guidance ($MN)	2,039-2,080	2,046-2,087		2,047-2,088	2,028-2,068	2,009-2,049	2,015-2,065
	Guidance restated based on actual currency realized ($MN)	2,027-2,068	2,034-2,075		2,055-2,096	2,018-2,058	1,990-2,030	1,978-2,027
	Revenues performance against guidance ($MN)	2,048.9	2,038.8		2,075.5	2,046.5	2,041.2	2,026.5

Customer Relationships	Customer size distribution (TTM)
	> $100MN	13	13	10	10	10	9	8
	> $75MN	23	23	22	22	19	19	19
	> $50MN	41	41	41	41	41	39	40
	> $20MN	92	92	96	96	99	92	91
	> $10MN	165	166	172	172	171	177	171
	> $5MN	261	259	262	262	269	265	268
	> $3MN	341	340	339	339	339	348	359
	> $1MN	569	564	571	571	578	584	595

Customer Metrics	Revenue from Existing customers %	98.4%	99.4%	98.4%	97.6%	97.9%	98.6%	99.5%
	Number of new customers	57	41	271	63	57	76	75
	Total Number of active customers	1,027	1,060	1,115	1,115	1,132	1,131	1,184
	Customer Concentration
	Top customer	3.2%	3.7%	3.7%	3.7%	3.7%	3.7%	3.7%
	Top 5	12.8%	13.8%	12.7%	13.7%	13.0%	12.2%	11.9%
	Top 10	19.8%	20.7%	19.5%	20.4%	19.7%	19.1%	18.7%

Notes:

Note 1: QoQ and YoY growth rates have been adjusted for the impact of divestments

Note 2: Constant currency revenue for a period is the product of volumes in that period times the average actual exchange rate of the corresponding comparative period

Note 3: IT Services Operating Margin refers to Segment Results Total as reflected in IFRS financials

		FY 19-20		FY 18-19
		Q2	Q1	FY	Q4	Q3	Q2	Q1
Currency Mix	% of Revenue
	USD	63%	62%	61%	62%	61%	60%	61%
	GBP	9%	10%	10%	10%	10%	10%	11%
	EUR	8%	9%	9%	9%	9%	9%	8%
	INR	4%	4%	5%	4%	4%	5%	5%
	AUD	5%	5%	5%	5%	5%	5%	5%
	CAD	3%	3%	3%	3%	3%	3%	3%
	Others	8%	7%	7%	7%	8%	8%	7%
Employee Metrics	Closing Employee Count	181,453	174,850	171,425	171,425	172,379	171,451	160,846
	Utilization (IT Services excl. DO&P, Designit, Cellent, Cooper, Infoserver and India)
	Gross Utilization	71.4%	73.9%	74.4%	75.4%	73.4%	74.4%	74.5%
	Net Utilization (Excluding Support)	79.9%	82.8%	83.3%	84.1%	81.9%	83.2%	83.9%
	Net Utilization (Excluding Trainees)	82.1%	85.0%	84.8%	85.4%	83.2%	85.5%	85.2%
	Attrition
	(IT Services excl. DO&P)
	Voluntary TTM	17.0%	17.6%	17.6%	17.6%	17.9%	17.5%	17.1%
	Voluntary Quarterly Annualized	16.0%	17.9%	17.6%	16.6%	17.5%	18.5%	17.8%
	DO&P % - Quarterly	11.0%	11.2%	11.7%	11.8%	10.5%	12.3%	10.8%
	DO&P % - Post Training Quarterly	9.9%	10.0%	10.5%	10.8%	9.4%	11.2%	9.5%
	Sales & Support Staff - IT Services	14,990	14,116	14,360	14,360	14,575	14,862	15,076

B. IT Services (Excluding DO&P, Designit, Cellent, Appirio, Cooper, Infoserver and India)
Service delivery	Revenue from FPP	61.9%	61.6%	59.4%	60.0%	59.8%	58.9%	58.9%
	Onsite Revenue - % of Services	53.3%	52.3%	52.3%	51.5%	52.2%	52.8%	52.9%
	Offshore Revenue - % of Services	46.7%	47.7%	47.7%	48.5%	47.8%	47.2%	47.1%

C. Growth Metrics for the Quarter ended September 30, 2019Note 1, 2

	Reported Currency QoQ %	Reported Currency YoY %	Constant Currency QoQ %	Constant Currency YoY %
IT Services	0.5%	2.5%	1.1%	3.8%

Strategic Business Units
Banking, Financial Services and Insurance	-0.9%	4.3%	-0.1%	5.9%
Communications	-2.6%	0.6%	-2.4%	2.4%
Consumer Business Unit	3.7%	5.3%	4.1%	6.1%
Energy, Natural Resources and Utilities	1.0%	3.1%	2.3%	6.3%
Health	-0.7%	2.6%	-0.6%	3.0%
Manufacturing	2.9%	-0.2%	3.3%	0.9%
Technology	0.9%	-3.2%	1.3%	-2.5%

Geography
Americas	2.0%	9.3%	2.1%	9.4%
Europe	-3.8%	-6.7%	-1.9%	-2.7%
Rest of the World	1.5%	-5.5%	2.1%	-4.1%

Practices
Digital Operations and Platforms	0.9%	16.2%	1.2%	16.8%
Cloud and Infrastructure Services	0.8%	2.7%	1.1%	3.7%
Data, Analytics and AI	-0.7%	-0.2%	-0.2%	1.1%
Modern Application Services	0.5%	-0.4%	1.3%	1.4%
Industrial & Engineering Services	0.0%	-1.7%	0.4%	-0.9%

D. Annexure to Datasheet

Segment-wise breakup of Cost of Revenues, S&M and G&A	Q2 FY19-20 (INR MN)
Particulars	IT Services	IT Products	ISRE	Reconciling Items	Total
Cost of revenues	102,836	2,919	2,155	96	108,006
Selling and marketing expenses	10,541	54	75	(41)	10,629
General and administrative expenses	6,727	111	15	(326)	6,527

Total	120,104	3,084	2,246	(271)	125,162